FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Launches New Enterprise Mobility Release with User Experience Enhancements and Component-based Mobile Accelerator Framework

PRESS RELEASE

Magic Software Launches New Enterprise Mobility Release with User Experience Enhancements and Component-based Mobile Accelerator Framework

Magic xpa Application Platform 2.5 features improved user experience functionalities. Magic Mobile Accelerator Framework provides reusable components for fast time-to-market of enterprise-grade mobile apps.

Or Yehuda, Israel, July 16, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today the next version of its multi-channel application development platform, Magic xpa 2.5, along with a new Mobile Accelerator Framework, both designed to improve the user and developer experience for mobile business apps based on Magic technology.

“As mobile enterprise apps become increasingly critical to business success, enterprises are seeking solutions that let them create a variety of apps for popular mobile operating systems and devices, quickly and cost-effectively. However, we know that if apps don’t provide attractive and intuitive user experiences, they won’t be used,” states Ami Ries, Vice President, Research and Development at Magic Software Enterprises Ltd. “Magic has drawn on our mobile experience to add new capabilities that enhance the user interface and increase developer efficiency. This new release demonstrates Magic’s continuing commitment to providing our customers with the ability to easily create multiple modern business applications with minimum effort, meeting the needs and expectations of end users as well as their business,” adds Ries.

The proven, code-free, metadata-based Magic xpa Application Platform provides an easy-to-use, highly-productive and cost-effective development and deployment environment that lets organizations and ISVs quickly create multi-channel mobile and desktop business apps. Mobile enhancements in the Magic xpa 2.5 release include:

•

Enriched User Experience: New form animation and color options, enhanced navigation features including native tab bars and navigation drawers, support for customized keyboards and additional native controls.

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Greater Platform Extensibility: Streamlined integration between the Magic platform and native code lets developers add more native capabilities.

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Improved Developer Productivity: Improved native integration environment makes developers more productive.

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Push Notifications: Developers can add push notifications across iOS and Android devices.

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Support of Additional Databases and Technologies: Compatible with latest database versions (e.g. Oracle 12) and technologies (e.g. message queuing services).

Magic is also introducing its Mobile Accelerator Framework that includes pre-built component-based development modules and best practices. The reusable components speed development and reduce resources required to create multi-platform mobile applications.

Magic Mobile Accelerator Framework contains standard components for a wide variety of important features, including: User Interface and Display, Navigation, Graphs and Charting, Location Services, Synchronization, Device and Application Auditing, and more. More information about Magic’s new Mobile Accelerator Framework can be found on our website.

Magic xpa Application Platform and Magic Mobile Accelerator Framework are part of Magic’s End-to-End Enterprise Mobility Solution which also includes Magic xpi Integration Platform, Magic Mobile Device Management and Magic Mobile Professional Services, providing a holistic solution for enterprises that want a cost-effective solution to provide secure, enterprise-grade mobile apps for customers, partners and employees.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Launches New Enterprise Mobility Release with User Experience Enhancements and Component-based Mobile Accelerator Framework

Exhibit 10.1